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                    F O R . I M M E D I A T E . R E L E A S E


        Spectrum Signal Processing Signs OEM Supply Agreement with Oresis
                Communications for aXs Voice Processing Modules

BURNABY, B.C., CANADA - NOVEMBER 19, 2001 - Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSE:SSY), a leader in wireless signal and Voice over Packet
(VoP) processing systems, today announced that it has received a volume production purchase order from Oresis Communications, a leading provider of next-generation, carrier-class switching products, for Spectrum's aXs(TM) VoP products.

Further, the two companies have signed an OEM supply agreement that facilitates the ongoing supply of Spectrum products to Oresis. Oresis will deploy Spectrum's aXs voice processing modules in its flagship product, the ISIS(R)-700 OmniService(TM) Switch.

Today's announcement marks the attainment of Spectrum's milestone objective of winning three strategic VoP customers in 2001. Past VoP customer announcements were TollBridge Technologies in October and CML Versatel in August.

Spectrum's aXs products process and convert voice signals within communication infrastructure equipment to enable these signals to travel between the traditional telephone network and new packet-based IP (Internet Protocol) and ATM (Asynchronous Transfer Mode) networks. Spectrum's aXs voice processing modules will provide Oresis with the ability to improve voice quality, specifically echo cancellation, and support higher channel capacities in their OmniService Switch.

"Our agreement with Oresis serves once again as evidence of the leading-edge performance of our aXs product line and our ability to meet the exacting standards of customers who are deploying equipment in the telecommunications network today," said Pascal Spothelfer, Spectrum's President and CEO. "Momentum continues to build around our aXs product line. We expect these recent wins, combined with the significant opportunities we see in the marketplace to contribute to substantial growth in our VoP business in 2002 and beyond."

"Spectrum's aXs technology is our choice for a number of reasons," said Ali Sarabi, President and CEO of Oresis Communications. "Spectrum could meet our packet-voice channel density requirements due to their optimized architecture and their access to the Broadcom(R) CALISTO(TM) processor. Secondly, Spectrum's aXs technology roadmap demonstrates their ability to meet the functionality and performance demands of our next-generation, carrier-class switching products."

Spectrum's family of aXs mezzanine modules provides up to 1344 channels of voice processing performance - more than three times the channel density of other modules announced to date. Spectrum's aXs.600 Series of modules are based on the Broadcom BCM1500 family of CALISTO processors. aXs Voice over Packet processing subsystems are available today and can be deployed in carrier-class trunking, broadband access and wireless media gateways.


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ABOUT ORESIS COMMUNICATIONS
Oresis Communications is a leading developer of carrier-class, multiservice and packet voice switching equipment designed to simplify global internetworking for telecommunications carriers and service providers. The company's flagship product is the ISIS-700 OmniService Switch, the industry's first carrier-class multiservice switch that seamlessly switches multiple voice, data, Internet and video services in a single system. Oresis is backed by some of the communications industry's most prominent venture capital firms. The company was founded in May 1998 and is headquartered in Beaverton, Oregon, USA, with an additional development center in Colorado Springs, Colorado. For more information about Oresis and its products, please call +1 (503) 533-0717 or visit our website at www.oresis.com.

ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing designs, develops and markets wireless signal and Voice over Packet (VoP) processing subsystems for use in communications infrastructure equipment. Spectrum's optimized hardware, software and chip technology work together to collect, compress and convert voice and data signals to improve the efficiency and processing power of infrastructure equipment and to enable voice and data to move seamlessly between communications networks. Leveraging its 14 years of design expertise, Spectrum provides its customers with faster time to market and lower costs by delivering the most flexible, reliable and highest-density solutions available. Spectrum systems are targeted for use in media gateways and next-generation voice and data switches, cellular base stations, satellite ground stations, and government communications systems. For additional information about Spectrum and its aXs and flexComm product lines, please visit our company's web site at www.spectrumsignal.com.

aXs is a trademark of Spectrum Signal Processing Inc.
ISIS(R)and OmniService(TM)are trademarks, or registered trademarks, of Oresis Communications Inc.
Broadcom(R)and CALISTO(TM)are trademarks, or registered trademarks, of Broadcom Corporation


This news release contains forward-looking statements regarding Spectrum's agreement with Oresis Communications, and the Company's financial outlook for 2002 and beyond. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of new products, the impact of competitive products and pricing, changing market conditions and the other risks detailed in the company's prospectus and from time to time in other filings. Actual results may differ materially from those projected. These forward-looking statements represent the company's judgment as of the date of this release. The company may or may not update these forward-looking statements in the future.


SPECTRUM CONTACTS:
Investor Contact
Brent Flichel
Phone: 604-421-5422 ext. 247
Email:  brent_flichel@spectrumsignal.com

Business Media Contact
Liza Aboud
Phone: 604-421-5422 ext. 152
Email: liza_aboud@spectrumsignal.com

Technical & Trade Media Contact
Mabel Louie
Phone: 604-421-5422 ext. 164
Email:  mabel_louie@spectrumsignal.com